

July 21, 2009

Mr. Ronald D. Ormand
Chief Financial Officer
Magnum Hunter Resources Corp
777 Post Oak Boulevard, Suite 910
Houston, Texas 77056

> **Re: Magnum Hunter Resources Corp (formerly Petro Resources**
> **Corporation)**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 001-32997**

Dear Mr. Ormand:

We have reviewed your response and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements

Note 9 – Minority Interest, page F-17

1.   We have read your response to prior comment 1, pertaining to your determination of minority interests associated with the participation agreements with the original lenders of the Williston Basin acquisition. Although we understand that the original lenders received rights to 12.5% of the distributions of cash or assets from PRC Williston in certain circumstances, the agreements do not appear to convey an interest in the net assets of your subsidiary. In this regard, we note that

the agreements do not address scenarios such as liquidation or dissolution in a manner that would suggest that the lenders have a claim to the net assets of the company. Additionally, we note that the agreements do not convey voting rights and specifically state that lenders are not entitled to the rights of a partner of the LLC. In light of the aforementioned, please tell us how you concluded that participation agreements should be classified as equity interests in PRC Williston's financial statements and qualify for minority interest accounting in compliance with paragraphs 25 through 27 of ARB 51.

Note 14 – Supplemental Oil and Gas Disclosures, page F-23

2.   We note your response to prior comment 2 related to your calculation of income tax expense for purposes of determining your standardized measure of estimated future cash flows ("SMOG"). It appears that you have included the entire amount of your net operating loss carry forwards ("NOLs") as tax deductions in the calculation of your SMOG. Please tell us how you determined that all costs associated with the NOLs directly relate to your proven oil and gas reserves and how this deduction complies with paragraph 30(c) of SFAS 69.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Craig Arakawa at (202) 551-3650, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

Brad Skinner,
Senior Assistant Chief
Accountant